Exhibit 99.1

Arco Reports First Quarter 2022 Results

Arco delivers R$430.0 million in revenues and 34.1% adjusted EBITDA margin for 1Q22, and reaffirms ACV for 2022 at R$1,560 million and adjusted EBITDA margin guidance range of 36.5% to 38.5%

São Paulo, Brazil, May 24, 2022 – Arco Platform Limited, or Arco or Company (Nasdaq: ARCE), today reported financial and operating results for the first quarter ended March 31, 2022.

“The year started at a very strong pace, favored by the resumption of classes in the Brazilian private K-12 schools and the return of students who dropped-out during the pandemic. There was a significant increase in additional orders of our bookings during the quarter and, for some of these orders that were received late in the quarter, delivery to customers was concluded in April. Consequently, revenues that are traditionally recognized in the first quarter slipped to the next quarter. We took advantage of this positive environment to invest in selling initiatives, anticipating our marketing/commercial activities to the very beginning of the year, with an emphasis on our cross-selling strategy, which already shows very positives signs to date. On the cost side, we are confident our integration and efficiency initiatives will outpace inflationary pressures in Brazil and drive our margins this year to meet the adjusted EBITDA margin guidance provided for 2022. The conclusion of the incorporation of COC and Dom Bosco, combined with a more normalized CAPEX level and a high level of neither due nor impaired receivables put us on track to deliver healthy cash generation in 2022 and forward. We are very confident on the full conversion of our ACV into revenues this year, as evidenced by the fact that we have already delivered approximately 66% of our ACV cycle to date (from October 2021 thru April 2022), the highest revenue recognition for the period over the past several years”, said Ari de Sá Neto, CEO and founder of Arco.

First Quarter 2022 Results

•	Net revenue of R$430.0 million

•	Gross profit of R$313.5 million

•	Adjusted EBITDA of R$146.7 million

•	Net income of R$102.7 million

•	Adjusted net income of R$31.3 million

Key Messages

•	Net revenue for the first quarter was R$430.0 million, a 30% year-over-year increase, representing a 27.6% revenue recognition of 2022 ACV bookings. Core solutions totaled R$346.2 million (+31% YoY), while Supplemental solutions were R$83.9 million (+25% YoY). Excluding the acquisitions concluded in 2021 (MeSalva!, Eduqo, Edupass, COC and Dom Bosco) and 2022 (PGS and Mentes), net revenue increased 19% YoY in 1Q22.

•	Additionally, due to the atypically high level of additional orders placed by partner schools in 1Q22, we delivered part of these orders in April 2022. Accordingly, these orders will be recognized in 2Q22. When analyzing the numbers for the first four months of 2022[1], revenue grew 47% versus

1 Figures for the first four months of 2022 are preliminary, unaudited, and subject to change.

4M21 (or +32% YoY excluding M&A), leading to a 65.8% ACV recognition cycle to date, the highest for the period over the past several years. Such 4M22 top line growth is in line with 2022 ACV growth. Our business operates through annual contracts; therefore, we recommend investors to analyze our numbers on an annual basis.

1)	Excluding businesses acquired in 2021 (Me Salva, Eduqo, Edupass, COC and Dom Bosco) and 2022 (PGS and Mentes).

2)	Figures for 4M22 are preliminary, unaudited and subject to change.

3)	Cycle to date figures include 4Q revenues from previous year (excluding content from previous cycle delivered after September 30) and four-month revenue for the year.

•	Gross margin for 1Q22 decreased 0.8 percentage points YoY to 72.9% (vs 73.7% in 1Q221), impacted by the recent acquisitions concluded after March 31st, 2021. Excluding M&As, gross margin improved to 74.5% in 1Q22.

•	Higher selling expenses excluding depreciation and amortization for 1Q22 (+46% YoY) reflect the anticipation of commercial initiatives to Q1 and higher investments in cross-sell initiatives, taking advantage of the positive environment in schools across Brazil as students returned to the classrooms. Excluding the effect of businesses acquired in 2021 and 2022, selling expenses increased 37% in 1Q22. Allowance for doubtful accounts decreased 260.2% YoY in 1Q22. Excluding businesses acquired in 2021 and 2022, allowance for doubtful accounts decreased 260.1% YoY in 1Q22, reflecting our improved collection process, combined with increasingly B2C profile of our customers (pursuit to which the credit card payment model implies lower credit risks).

1)	Excluding depreciation & amortization.

2)	Businesses acquired in 2021 (Me Salva!, Eduqo, Edupass, COC and Dom Bosco) and 2022 (PGS and Mentes) and therefore not consolidated in the comparable period of last year.

•	The quality of Arco’s receivables profile and strong credit and collection processes led to a decrease in allowance for doubtful accounts back to historical levels. Throughout the COVID-19 pandemic, Arco supported its partner schools through the extension of payment terms. Delinquency also decreased to 7.2% in 1Q22, from 8.2% in 1Q21, and the coverage index decreased to 9% in 1Q22 (from 11% in 1Q21) and 12%, excluding receivables from transactions with no credit risk such as direct sales to parents using credit cards (from 17% in 1Q21).

Allowance for doubtful accounts (R$ MM)	1Q22	1Q21	YoY	4Q21	QoQ
Allowance for doubtful accounts	6.2	(3.8)	-264%	10.1	-38%
% of Revenues	1.4%	-1.2%	2.6 p.p.	-2.2%	3.6 p.p.
Allowance for doubtful accounts adjusted for COVID impact¹	6.2	(3.8)	-264%	10.1	-38%
% of Revenues	1.4%	-1.1%	2.5 p.p.	-2.2%	3.6 p.p.
1)	Calculated excluding COVID-19 impact on allowance for doubtful accounts to better reflect a normalized level of this line.

•	G&A expenses excluding depreciation and amortization increased 7% YoY in 1Q22, below top line growth, reflecting our initial efforts towards increased efficiency.

1)	Excluding depreciation & amortization.

2)	Businesses acquired in 2021 (MeSalva!, Eduqo, Edupass, COC and Dom Bosco) and 2022 (PGS and Mentes) and therefore not consolidated in the comparable period of last year.

3)	When Arco acquired Geekie in 2016, as part of the transaction Arco acquired Geekie’s management future stake in Geekie, resulting from the exercise of their existing SOP. The fair value of the SOP is calculated using the same valuation method as the accounts payable to selling shareholders for the acquisition of the remaining interest, resulting in the final transaction price, which are updated quarterly for Geekie’s most recent fair value, until its effective settlement in 2022. As a result of Geekie’s recent strong commercial performance, its updated fair value impacted both the SOP and accounts payable to selling shareholders.

•	Adjusted EBITDA was R$ 146.7 million in 1Q22, +24% YoY, with an adj. EBITDA margin of 34.1% versus 35.7% in 1Q21. Excluding the impact of the M&As concluded in 2021 and 2022, adjusted EBITDA margin for the quarter improved to 35.9%. We are reaffirming the 36.5% and 38.5% adjusted EBITDA margin guidance for 2022. As discussed above, part of the ACV from additional orders placed in 1Q22 that we typically deliver in Q1 (as it will be used inside classrooms in Q2) was delivered in the beginning of April 2022 and will be recognized in 2Q22. When analyzing the numbers for the first four months of 2022, Adjusted EBITDA grew 64% versus 4M21, a 300bps YoY margin expansion for 4M22. Alternatively, in a scenario where those revenues and respective costs were recognized in the Q1, its original quarter considering the content deliveries for the period, Arco’s adj. EBITDA margin would have been 39,5% in 1Q22, up 380bps YoY.

•	There was a clear YoY profitability improvement of our business in the 2022 cycle, with net revenue increasing 52% YoY cycle to date and adjusted EBITDA increasing 72% YoY cycle to date, with an adjusted EBITDA margin expansion of 450bps.

1)	Figures for 4M22 are preliminary, unaudited and subject to change.

•	Adjusted net income in 1Q22 was R$31.3 million, 43% below 1Q21[2], with an adjusted net margin of 7.3%, impacted by higher finance expenses and D&A.

•	Arco delivered healthy operating profit in 1Q22, maintaining the ratio of CAPEX/net revenues[3] stable at 10.9% (versus 10.8% in 1Q21), and lowered its effective tax rate to 19.6% (versus 20.3% in 1Q21).

•	Lower delinquency and better collection process led to a better receivables profile, with a lower percentual level of past due receivables YoY (12.2% of total trade receivables in 1Q22, from 18.3% in 1Q21). Free cash flow is expected to improve in Q2 as a relevant portion of receivables started to be collected in April.

1)	Figures for the aging breakdown are preliminary, unaudited and subject to change.

Trade Receivables - Aging (R$ MM)	1Q22	1Q21	YoY	4Q21	QoQ
Neither past due nor impaired	779.2	481.9	62%	567.5	37%
1 to 60 days	32.6	20.5	59%	15.4	112%
61 to 90 days	10.1	6.9	47%	8.4	21%
91 to 120 days	3.1	4.5	-30%	10.3	-70%
121 to 180 days	6.8	11.0	-39%	16.3	-59%
More than 180 days	55.3	65.1	-15%	62.5	-12%
Trade receivables	887.1	589.8	50%	680.4	30%

2 Pro forma adjusted net Income for 1Q21, excluding the following adjustments: (i) Interest on acquisition of investments, net (linked to a fixed rate); (ii) Foreign exchange on cash and cash equivalents; and (iii) Share of loss of equity accounted investees. For comparison purposes only.

3 PGS & Mentes acquisition was not characterized as a business combination once there was no company acquisition, but an asset purchase instead. In 1Q22, R$5.5 million was paid regarding such operation and accounted as intangible acquisition. Such disbursement has an economic nature of M&A and was excluded pro-forma for the CAPEX analysis above. Including PGS & Mentes acquisition, CAPEX would represent 12.2% of revenues.

Days of sales outstanding	1Q22	1Q21	YoY	4Q21	QoQ
Trade receivables (R$ MM)	887.1	589.8	50%	680.4	30%
(-) Allowance for doubtful accounts	80.9	67.3	20%	87.1	-7%
Trade receivables, net (R$ MM)	806.2	522.5	54%	593.3	36%
Net revenue LTM pro-forma¹	1,387.3	1,130.2	23%	1,328.0	4%
Adjusted DSO	212	169	26%	163	30%
1)	Calculated as net revenues for the last twelve months added to the pro forma revenues from businesses acquired in the period to accurately reflect the Company’s operations.

CAPEX¹ (R$ MM)	1Q22	1Q21	YoY	4Q21	QoQ
Acquisition of intangible assets¹	40.3	32.7	23%	46.6	-14%
Educational platform - content development	3.9	17.0	-77%	6.6	-41%
Educational platform - platforms and educational technology	24.6	7.4	234%	25.0	-2%
Software	10.3	5.8	79%	13.2	-22%
Copyrights and others	1.5	2.6	-41%	1.8	-14%
Acquisition of property, plant and equipment	6.7	3.0	123%	50.5	-87%
TOTAL¹	47.0	35.7	32%	97.1	-52%
1)	For 1Q22, the acquisition of intangibles asset accordingly to the financial statements included the first portion (R$5.5 million) of PGS & Mentes acquisition that was settled in February 2022. It was characterized as CAPEX instead of business combination as they were not companies, but assets purchased. In the table above such acquisition was not consider due to its M&A nature. Considering PGS & Mentes acquisition, the acquisition of intangibles assets would totalize R$45.8 million and CAPEX would totalize R$52.5 million.

•	Arco’s corporate restructuring is ongoing. We concluded the incorporation of COC and Dom Bosco in May 2022, leading to future annual income tax savings of approximately R$12 million. Future incorporations include Geekie (2022), SAE Digital (2023), Pleno (2023) and Escola da Inteligência (2023). As we keep incorporating other businesses into CBE (Companhia Brasileira de Educação e Sistemas de Ensino, our wholly owned entity which incorporates acquired businesses) we expect to be able to capture additional tax benefits and therefore expect to further reduce our effective tax rate, currently at 19.6% in 1Q22 (versus 20.3% in 1Q21).

Intangible assets - net balances (R$ MM)	1Q22	1Q21	YoY	4Q21	QoQ
Business Combination	2,977.8	2,398.6	24%	2,992.3	0%
Trademarks	495.2	449.5	10%	488.8	1%
Customer relationships	265.5	275.3	-4%	274.6	-3%
Educational system	233.9	224.5	4%	243.3	-4%
Softwares	10.3	7.9	30%	11.0	-6%
Educational platform	4.1	6.1	-33%	5.6	-27%
Others¹	19.0	16.8	13%	19.1	-1%
Goodwill	1,949.9	1,418.4	37%	1,949.9	0%
Operational	276.1	177.0	56%	265.1	4%
Educational platform²	198.3	130.2	52%	192.0	3%
Softwares	66.8	34.8	92%	61.6	8%
Copyrights	11.0	11.8	-7%	11.4	-4%
Customer relationships	0.1	0.1	-35%	0.1	-35%
TOTAL	3,253.9	2,575.6	26%	3,257.4	0%

Amortization of intangible assets (R$ MM)	1Q22	1Q21	YoY	4Q21	QoQ
Business Combination	(60.4)	(54.9)	10%	(59.5)	2%
Trademarks	(7.7)	(6.4)	20%	(7.3)	5%
Customer relationships	(9.2)	(8.5)	8%	(9.7)	-5%
Educational system	(9.3)	(8.0)	16%	(9.4)	-1%
Softwares	(0.7)	(0.6)	17%	(0.5)	40%
Educational platform	(0.2)	(0.2)	0%	(0.1)	100%
Others¹	(1.4)	(1.1)	27%	(0.5)	180%
Goodwill	(31.9)	(30.1)	6%	(31.9)	0%
Operational	(29.5)	(18.1)	63%	(27.2)	8%
Educational platform²	(22.3)	(13.8)	62%	(19.8)	13%
Softwares	(5.2)	(2.2)	136%	(4.5)	16%
Copyrights	(1.9)	(2.0)	-5%	(2.0)	-5%
Customer relationships	(0.1)	(0.1)	0%	(0.9)	-89%
TOTAL	(89.9)	(73.0)	23%	(86.6)	4%
1)	Non-compete agreements and rights on contracts.

2)	Includes content development in progress.

Amortization of intangible assets (R$ MM)	Impacts P&L	Originates tax benefit	Amortization with tax benefit in 1Q22²
			Amortization	Tax benefit	Impact on net income
Business Combination			(38.2)	12.9	(25.3)
Trademarks	Yes	Yes²	(1.5)	0.5	(1.0)
Customer relationships	Yes	Yes²	(2.4)	0.8	(1.6)
Educational system	Yes	Yes²	(1.8)	0.6	(1.2)
Educational platform	Yes	Yes²	(0.3)	0.1	(0.2)
Others¹	Yes	Yes²	(0.3)	0.1	(0.2)
Goodwill	No	Yes²	(31.9)	10.8	(21.1)
Operational	Yes	Yes	(29.5)	10.0	(19.5)
TOTAL			(67.7)	22.9	(44.8)
1)	Non-compete agreements and rights on contracts.

2)	Amortizations are tax deductible only after the incorporation of the acquired business.

Amortization of intangible assets from business combination that generate tax benefit – breakdown by type (R$ MM)	Businesses with current tax benefit					Undefined²
	2022¹	2023	2024	2025	2026 +
Trademarks	19	20	20	20	277	128
Customer relationships	21	25	25	25	59	111
Educational system	25	27	27	27	106	32
Software license	-	-	-	-	-	11
Rights on contracts	1	1	1	1	3	1
Others	2	2	2	1	1	10
Goodwill	202	239	234	230	382	514
Total	270	314	308	303	828	808
Maximum tax benefit	92	107	105	103	281	275
1)	Considers the maximum tax benefit for full year 2022. In 1Q22 we have benefited from R$ 12 million.

2)	Businesses with future tax benefit (incorporation process to begin).

Amortization of intangible assets from business combination that generate tax benefit – breakdown by solutions (R$ MM)	Businesses with current tax benefit					Undefined¹
	2022	2023	2024	2025	2026 +
NAVE	8	9	9	9	8	-
P2D²	82	126	126	126	227	-
Positivo	170	170	170	169	593	-
Other Companies	10	10	4	0	0	808
Total	270	314	308	303	828	808
Maximum tax benefit	92	107	105	103	281	275
1)	Businesses with future tax benefit (incorporation process to begin).

2)	Refer to COC and Dom Bosco solutions acquired in 2021.

•	Arco’s cash and cash equivalents plus financial investments position of R$958 million is currently adequate to meet obligations for the year of R$849 million in debt and accounts payable to selling shareholders. As part of Arco’s balance sheet management strategy, we are currently discussing a potential extension in the length of our indebtedness.

1)	Sum of cash and cash equivalents and short-term financial investment.

2)	On November 30, 2021, the Company issued convertible senior notes in the aggregate principal amount of US$150 million with a value per share of $1.00, equivalent to R$825.3 million. These notes mature in 7 years, on November 15, 2028, and bear interest at 8% per year fixed in Brazilian reais. For the purposes of the chart above such convertible notes were not considered a future disbursement, but a full conversion into shares.

Conference Call Information

Arco will discuss its first quarter 2022 results today, May 24th, 2022, via a conference call at 5 p.m. Eastern Time (6 p.m. Brasilia Time). To access the call, please dial: +1 (412) 717-9627, +1 (844) 204-8942 or +55 (11) 4090-1621. For enhanced audio connection investors may connect through Web Phone (access code: 7636515). An audio replay of the call will be available through May 30, 2022, by dialing +55 (11) 3193-1012 and entering access code 1608874#. A live and archived Webcast of the call will be available on the Investor Relations section of the Company’s website at https://investor.arcoplatform.com/.

Information related to COVID-19 pandemic

As of March 31, 2022, the Company did not recognize any additional expenses related to COVID-19, mainly due to flexibility of restricted measures and the high percentage of the target population vaccinated in Brazil.

The Company does not expect to incur additional expenses from COVID-19, but management will continue to monitor and assess the impact COVID-19 may have on the Company’s business operations, financial performance, financial position, and cash flows.

For full disclosure regarding the impacts of COVID-19, please refer to our condensed consolidated financial statements as of and for the three months ended March 31, 2022, submitted to the Securities and Exchange Commission on Form 6-K.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties, and assumptions, including with respect to the COVID-19 pandemic. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,”

“guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions in Brazil or abroad; and our financial targets which include revenue, share count and other IFRS measures, as well as non-IFRS financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Margin, Taxable Income Reconciliation and Free Cash Flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics

ACV Bookings: we define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's condensed consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Taxable Income Reconciliation which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit (loss) for the year (or period) plus/minus income taxes, plus/minus finance result, plus depreciation and amortization, plus/minus share of (profit) loss of equity-accounted investees, plus share-based compensation plan and restricted stock units, plus provision for payroll taxes (restricted stock units), plus/minus M&A related (gains) losses and expenses, plus non-recurring expenses and plus effects related to COVID-19 pandemic. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Net Revenue.

We calculate Adjusted Net Income as profit (loss) for the year, plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement and (vi) software resulting from acquisitions), plus/minus changes in accounts payable to selling shareholders (which refers to changes in fair value of contingent consideration and accounts payable to selling shareholders—finance costs), plus interest income (expenses), net (which refers to interest expenses related to accounts payable to selling shareholders from business combinations adjusted by fair value), plus share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units), plus/minus non-cash adjustments related to Derivatives and Convertible Notes, plus M&A expenses (expenses related to acquisitions, and legal services mainly due to International School arbitration), minus other changes to equity accounted on investees, plus non-recurring expenses, which are related to consulting expenses for Sarbanes-Oxley implementation, plus effects related to COVID-19 pandemic, which includes the revision of the Company’s estimated credit losses from its trade receivables based on expected increases in financial default and in unemployment rates in Brazil for the year and plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income (which refers to tax effects of changes in deferred tax assets and liabilities recognized in profit or loss corresponding to financial instruments from acquisition of interests, tax benefit from tax deductible goodwill, share-based compensation and amortization of intangible assets).

For purposes of the calculation of Adjusted Net Income for the year ended December 31, 2021, we have excluded the following adjustments that we applied to the calculation of Adjusted Net Income for prior periods: (i) Interest income (expenses) linked to a fixed rate (we will maintain the adjustment for Interest income (expenses) that refers to adjustments by fair value); (ii) Foreign exchange effects on cash and cash equivalents and (iii) share of loss of equity-accounted investees and. These adjustments will not be applied to the calculation of Adjusted Net Income going forward. We believe that eliminating these adjustments from our calculation of Adjusted Net Income for the year ended December 31, 2021 and going forward does not impact our investors’ ability to assess our results of operations. We have not retroactively restated Net Adjusted Income for the periods prior to 2021.

We calculate Free Cash Flow as Net Cash Flows from Operating activities, less acquisition of property and equipment, less acquisition of intangible assets. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business.

We calculate Taxable Income Reconciliation as profit (loss) for the year (or period) adjusted for permanent and temporary additions and exclusions (for example, adjustments to provisions and amortizations in the period) and for all tax benefits that Arco is entitled to (for example, goodwill). The effective tax rate will be the current taxes for the period divided by the taxable income. In Brazil, taxes are charged based on the taxable income, not the accounting income, which means companies can have an accounting loss and a taxable profit. Additionally, Arco owns several companies and taxes are calculated individually.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Taxable Income Reconciliation are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Taxable Income Reconciliation may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Investor Relations Contact: Arco Platform Limited IR@arcoeducacao.com.br

Arco Platform Limited

Interim condensed consolidated statements of financial position

	March 31,	December 31,
(In thousands of Brazilian reais)	2022	2021
Assets	(unaudited)
Current assets
Cash and cash equivalents	209,304	211,143
Financial investments	748,329	973,294
Trade receivables	806,201	593,263
Inventories	158,220	158,582
Recoverable taxes	37,409	38,811
Derivative financial instruments assets	-	301
Related parties	4,693	4,571
Other assets	76,474	66,962
Total current assets	2,040,630	2,046,927

Non-current assets
Deferred income tax	336,839	321,223
Recoverable taxes	22,216	22,216
Financial investments	27,582	40,762
Derivative financial instruments assets	-	560
Related parties	6,929	6,819
Other assets	56,503	57,534
Investments and interests in other entities	137,655	126,873
Property and equipment	73,565	73,885
Right-of-use assets	31,667	35,960
Intangible assets	3,253,894	3,257,360
Total non-current assets	3,946,850	3,943,192

Total assets	5,987,480	5,990,119

	March 31,	December 31,
(In thousands of Brazilian reais)	2022	2021
Liabilities	(unaudited)
Current liabilities
Trade payables	132,747	103,292
Labor and social obligations	171,427	157,601
Taxes and contributions payable	6,762	7,953
Income taxes payable	18,498	37,775
Advances from customers	170,461	35,291
Lease liabilities	18,513	20,122
Loans and financing	26,032	228,448
Derivative financial liabilities	3,452	-
Accounts payable to selling shareholders	823,154	799,553
Other liabilities	21,278	3,176
Total current liabilities	1,392,324	1,393,211

Non-current liabilities
Labor and social obligations	295	661
Lease liabilities	18,749	22,996
Loans and financing	1,525,580	1,602,879
Derivative financial liabilities	207,308	223,561
Provision for legal proceedings	1,274	1,398
Accounts payable to selling shareholders	894,234	869,233
Other liabilities	956	946
Total non-current liabilities	2,648,396	2,721,674

Equity
Share capital	11	11
Capital reserve	2,203,857	2,203,857
Treasury shares	(199,809)	(180,775)
Share-based compensation reserve	78,714	90,813
Accumulated losses	(136,013)	(238,672)
Total equity	1,946,760	1,875,234

Total liabilities and equity	5,987,480	5,990,119

Arco Platform Limited

Interim condensed consolidated statements of income

	Three months period ended March 31,
(In thousands of Brazilian reais, except earnings per share)	2022	2021
	(unaudited)	(unaudited)
Revenue	430,037	331,672
Cost of sales	(116,578)	(87,125)
Gross profit	313,459	244,547
Operating expenses:
Selling expenses	(164,353)	(119,658)
General and administrative expenses	(86,100)	(74,306)
Other income, net	17,394	1,525
Operating profit	80,400	52,108

Finance income	159,233	9,940
Finance costs	(125,101)	(38,614)
Finance result	34,132	(28,674)

Share of loss of equity-accounted investees	(5,642)	(1,023)

Profit before income taxes	108,890	22,411
Income taxes - income (expense)
Current	(21,847)	(17,353)
Deferred	15,616	6,753
Total income taxes – income (expense)	(6,231)	(10,600)

Net profit for the period	102,659	11,811

Basic earnings per share – in Brazilian reais
Class A	1.83	0.21
Class B	1.83	0.21
Diluted earnings per share – in Brazilian reais
Class A	1.82	0.20
Class B	1.83	0.21

Weighted-average shares used to compute net (loss) profit per share:
Basic	56,100	57,411
Diluted	56,208	57,631

Arco Platform Limited

Interim condensed consolidated statements of cash flows

	Three months period ended March 31,
(In thousands of Brazilian reais)	2022	2021
	(unaudited)	(unaudited)
Operating activities
Profit before income taxes	108,890	22,411
Adjustments to reconcile loss before income taxes to cash from operations
Depreciation and amortization	65,781	48,052
Inventory reserves	2,399	2,224
Allowance for doubtful accounts	(6,231)	3,889
Loss on sale/disposal of property and equipment and intangible	(78)	133
Fair value change in financial derivatives	(11,653)	-
Changes in accounts payable to selling shareholders	7,028	(2,188)
Share of loss of equity-accounted investees	5,642	1,023
Share-based compensation plan	6,195	9,366
Accrued interest on loans and financing	48,770	3,689
Interest accretion on acquisition liability	43,930	27,381
Income from financial investments	(20,560)	(3,766)
Interest on lease liabilities	1,161	1,019
Provision for legal proceedings	95	646
Provision for payroll taxes (restricted stock units)	(3,260)	(521)
Foreign exchange income (expenses), net	(105,306)	279
Gain on changes of interest of investment	(16,413)	-
Other financial cost/revenue, net	(923)	(359)
	125,467	113,278
Changes in assets and liabilities
Trade receivables	(206,926)	(109,075)
Inventories	2,115	3,578
Recoverable taxes	3,182	(477)
Other assets	(8,010)	(3,931)
Trade payables	29,455	12,118
Labor and social obligations	14,115	2,335
Taxes and contributions payable	(1,206)	(2,804)
Advances from customers	135,170	73,783
Other liabilities	9,424	423
Cash flows from operations	102,786	89,228
Income taxes paid	(42,682)	(46,988)
Interest paid on lease liabilities	(1,307)	(860)
Interest paid on accounts payable to selling shareholders	(378)	(4,153)
Interest paid on loans and financing	(15,580)	(3,567)
Net cash flows from operating activities	42,839	33,660

Investing activities
Acquisition of property and equipment	(6,672)	(2,998)
Payment of investments and interests in other entities	(18)	(25,027)
Acquisition of subsidiaries, net of cash acquired	-	(15,217)
Acquisition of intangible assets	(45,812)	(32,701)
(Purchase) maturity of financial investments	258,705	55,117
Net cash flows from (used in) investing activities	206,203	(20,826)

Financing activities
Purchase of treasury shares	(34,723)	(53,026)
Payment of lease liabilities	(6,293)	(3,390)

Payment to owners to acquire entity’s shares	(1,977)	(18,493)
Loans and financing paid – principal	(205,803)	(1,700)
Loans and financing transaction costs	(57)	-
Net cash flows used in financing activities	(248,853)	(76,609)

Foreign exchange effects on cash and cash equivalents	(2,028)	(279)
Decrease in cash and cash equivalents	(1,839)	(64,054)
Cash and cash equivalents
At the beginning of the period	211,143	424,410
At the end of the period	209,304	360,356
Decrease in cash and cash equivalents	(1,839)	(64,054)

Arco Platform Limited

Reconciliation of non-GAAP measures

	Three months period ended March 31,
(In thousands of Brazilian reais)	2022	2021
Adjusted EBITDA Reconciliation	(unaudited)	(unaudited)
Profit for the period	102,659	11,811
(+/-) Income taxes	6,231	10,600
(+/-) Finance result	(34,132)	28,674
(+) Depreciation and amortization	65,781	48,052
(+) Share of loss of equity-accounted investees	5,642	1,023
EBITDA	146,181	100,160
(+) Share-based compensation plan	15,423	11,724
(+) Share-based compensation plan and restricted stock units	8,020	9,366
(+) Provision for payroll taxes (restricted stock units)	7,403	2,358
(+) M&A expenses	1,472	5,304
(-) Other changes to equity accounted investees³	(16,413)	-
(+) Non-recurring expenses	-	568
(+) Effects related to Covid-19 pandemic	-	629
Adjusted EBITDA	146,663	118,385

Net Revenue	430,037	331,672
EBITDA Margin	34.0%	30.2%
Adjusted EBITDA Margin	34.1%	35.7%

	Three months period ended March 31,
(In thousands of Brazilian reais)	2022	2021 pro forma¹	2021 reported
Adjusted Net Income Reconciliation	(unaudited)	(unaudited)	(unaudited)
Profit for the period	102,659	11,811	11,811
(+/-) Adjustments related to business combination	49,903	45,148	50,055
(+) Amortization of intangible assets from business combinations	28,457	24,862	24,862
(+/-) Changes in accounts payable to selling shareholders	7,028	(2,188)	(2,188)
(+) Interest expenses, net (adjusted by fair value)	14,418	22,474	22,474
(+) Interest on acquisition of investments, net (linked to a fixed rate)[1]	-	-	4,907
(+) Share-based compensation plan	15,423	11,724	11,724
(+) Share-based compensation plan and restricted stock units	8,020	9,366	9,366
(+) Provision for payroll taxes (restricted stock units)	7,403	2,358	2,358
(+/-) Non-cash adjustments related to Derivatives and Convertible Notes²	(105,649)	-	-
(+) M&A expenses	1,472	5,304	3,997
(-) Other changes to equity accounted investees³	(16,413)	-	-
(+) Non-recurring expenses	-	568	1,875
(+) Effects related to Covid-19 pandemic	-	629	629
(+/-) Foreign exchange on cash and cash equivalents¹	-	-	279
(+) Share of loss of equity-accounted investees¹	-	-	1,023
(+/-) Tax effects	(16,140)	(20,322)	(20,322)
Adjusted Net Income	31,255	54,862	61,071

Net Revenue	430,037	331,672	331,672
Adjusted Net Income (Loss) Margin	7.3%	16.5%	18.4%

1)	Adjusted net income for previous periods presented in this column excludes the following adjustments: (i) Interest on acquisition of investments, net (linked to a fixed rate); (ii) Foreign exchange on cash and cash equivalents; and (iii) Share of loss of equity-accounted investees. Such adjustments will be no longer consider in the net income reconciliation from 4Q21 onwards and are presented for comparison purposes only in the “Reported” column.

2)	Such adjustment was previously named “(+/−) Changes in fair value of derivative instruments”.

3)	Refers to (gains) losses related to capital contribution from others on investees leading to an increase in equity of the investee.

	Three months period ended March 31,
(In thousands of Brazilian reais)	2022	2021
Free Cash Flow Reconciliation	(unaudited)	(unaudited)
Adj. EBITDA	146,663	118,385
Non-cash adjustments to reconcile Adj. EBITDA to cash from operations	(21,196)	(5,107)
Working capital (Changes in assets and liabilities)	(22,681)	(24,050)
Cash generated from operations	102,786	89,228
(-) Income tax paid	(42,682)	(46,988)
Cash generated from operations net of income taxes paid	60,104	42,240
(-) CAPEX³	(46,977)	(35,699)
Cash Flow net of CAPEX³	13,127	6,541
(-) M&A classified as intangible assets acquisition (CAPEX³)	(5,507)	-
(-) Interest paid on loans and financing & lease liabilities	(16,887)	(4,427)
(-) Interest paid on accounts payable to selling shareholders	(378)	(4,153)
Free Cash Flow	(9,645)	(2,039)

	Three months period ended March 31,
(In thousands of Brazilian reais)	2022	2021
Taxable Income Reconciliation	(unaudited)	(unaudited)
Profit before income taxes	108,890	22,411
(+) Share-based compensation plan, RSU and provision for payroll taxes¹	949	8,570
(+) Amortization of intangible assets from business combinations before incorporation¹	7,752	4,901
(+/-) Changes in accounts payable to selling shareholders¹	29,873	17,646
(+/-) Share of loss of equity-accounted investees	5,642	(348)
(+) Net income from Arco Platform (Cayman)	(109,515)	5,649
(+) Fiscal loss without deferred	5,151	1,384
(+/-) Provisions booked in the period	24,349	4,473
(+) Tax loss carryforward	33,434	17,054
(+) Others	5,080	3,763
Taxable income	111,605	85,503

Current income tax under actual profit method	(37,946)	(29,071)
% Tax rate under actual profit method	34.0%	34.0%
(+) Effect of presumed profit benefit	-	492
Effective current income tax	(37,946)	(28,579)
% Effective tax rate	34.0%	33.4%
(+) Recognition of tax-deductible amortization of goodwill and added value²	11,322	10,838
(+/-) Other additions (exclusions)	4,777	388
Effective current income tax accounted for goodwill benefit	(21,847)	(17,353)
% Effective tax rate accounting for goodwill benefit	19.6%	20.3%